Exhibit 17.1

December 9, 2005

Mr. Kenneth J. O'Keefe

Chairman of the Board

MCG Capital Corporation

1100 Wilson Boulevard -- Suite 3000

Arlington, VA 22209

To the Officers and Directors of MCG:

Due to my new position at Infinity Point LLC and the birth of my first child, Samantha, I hereby resign as a Director of MCG. Given these new responsibilities, I no longer feel that I can justify to my new partners the time I spend working with MCG. I've enjoyed working with all of you these past eight years and look forward to MCG's future success.

Sincerely,

/s/ Michael A. Pruzan

Michael A. Pruzan